                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549





                               SCHEDULE 13G


                Under the Securities Exchange Act of 1934

                             (Amendment No. 2) *



                           Cecil Bancorp, Inc.
             --------------------------------------------------
                             (Name of Issuer)


                               Common Stock
             --------------------------------------------------
                       (Title of Class of Securities)


                             149841 10 8
                         --------------------
                            (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       Page 1 of 9 pages

CUSIP No. 149841 10 8             13G          Page 2 of 9 Pages

1.   NAME OF REPORTING PERSON:
     Cecil Bancorp, Inc. Employee Stock Ownership Plan


     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     52-1883546

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [ x ]
        (b)  [   ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Maryland

NUMBER OF       5.    SOLE VOTING POWER              0
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER       37,688
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:        0
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER: 37,688

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     37,688

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES:  [   ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  8.0%


12.  TYPE OF REPORTING PERSON: EP

CUSIP No. 149841 10 8             13G          Page 3 of 9 Pages

1.   NAME OF REPORTING PERSON:  Bernard L. Siegel


     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of Amercia

NUMBER OF       5.    SOLE VOTING POWER         20,577
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER       41,189
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER:   20,577
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER: 44,169

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  64,746


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES:  [   ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  13.8%



12.  TYPE OF REPORTING PERSON: IN

CUSIP No. 149841 10 8             13G          Page 4 of 9 Pages

1.   NAME OF REPORTING PERSON:  Michael J. Scibinico

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ X ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF       5.    SOLE VOTING POWER         8,077
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER      41,189
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER    8,077
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER 44,169

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     52,246

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN
     SHARES:  [   ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  11.1%



12.  TYPE OF REPORTING PERSON: IN

CUSIP No. 149841 10 8             13G          Page 5 of 9 Pages

1.   NAME OF REPORTING PERSON:  William F. Burkley

     SSN OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
        (a)  [   ]
        (b)  [ x ]

3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION


NUMBER OF       5.    SOLE VOTING POWER          10,977
SHARES
BENEFICIALLY    6.    SHARED VOTING POWER        41,189
OWNED BY
EACH            7.    SOLE DISPOSITIVE POWER     10,977
REPORTING
PERSON WITH     8.    SHARED DISPOSITIVE POWER:  44,169

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
     55,146


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
     SHARES  [   ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 11.7%

12.  TYPE OF REPORTING PERSON: IN

                                              Page 6 of 9 Pages

              Securities and Exchange Commission
                   Washington, D.C.  20549

ITEM 1(a)   NAME OF ISSUER.
            Cecil Bancorp, Inc.

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
            127 North Street
            Elkton, Maryland  21921-5547

ITEM 2(a)   NAME OF PERSON(S) FILING.
            Cecil Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"), and the following individuals who serve as trustees of the trust established under the ESOP:
            Bernard L. Siegel, Michael J. Scibinico, and William
            F. Burkley.

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE.
            Same as Item 1(b).

ITEM 2(c)   CITIZENSHIP.
            See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d)   TITLE OF CLASS OF SECURITIES.
            Common Stock, par value $.01 per share.

Item 2(e)   CUSIP NUMBER.
            See the upper left corner of the second part of the cover page provided for the reporting person.

Item 3.     CHECK WHETHER THE PERSON FILING IS A:

           (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

           Item (a) (b) (c) (d) (e) (g) (h) - not applicable.

                                              Page 7 of 9 Pages
ITEM 4.    OWNERSHIP.

     (a) Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

     (b) Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

     (c) See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following:  [   ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

         Pursuant to Section 13.7 of the ESOP, Cecil Bancorp,
Inc., acting as the ESOP Committee, has the power to direct the receipt of dividends on shares held in the ESOP trust.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

         This Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP, filing under the Item 3(h) classification. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities.

Item 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

Item 10. CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                              Page 8 of 9 Pages

SIGNATURE:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CECIL BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By Its Trustees:


     /s/ Bernard L. Siegel                      January 23, 1997
     __________________________________         ________________
     Bernard L. Siegel, as Trustee                Date


     /s/ Michael J. Scibinico                   January 25, 1997
     __________________________________         ________________
     Michael J. Scibinico, as Trustee             Date


     /s/ William F. Burkley                     January 20, 1997
     __________________________________         ________________
     William F. Burkley, as Trustee               Date


/s/ Bernard L. Siegel                           January 23, 1997
_________________________________________       ________________
Bernard L. Siegel, as an Individual               Date
  Stockholder

/s/ Michael J. Scibinico                        January 25, 1997
_________________________________________       _______________
Michael J. Scibinico, as an Individual            Date
  Stockholder

/s/ William F. Burkley                          January 20, 1997
_________________________________________       _______________
William F. Burkley, as an Individual              Date
  Stockholder

                                              Page 9 of 9 Pages

Exhibit A

                Identification of Members of Group
                ----------------------------------


      The trustees of the ESOP hold shares of common stock of the issuer in trust for the benefit of employees participating in the ESOP. Pursuant to Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustee in the same proportion that participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, the issuer may direct the trustees as to the voting of all unallocated shares, and if the issuer gives no direction, the trustees shall vote such shares in their sole discretion. Pursuant to Section 13.3 of the ESOP, the trustees exercise investment direction as directed by the issuer in its capacity as the ESOP Committee. Overall, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.